EXHIBIT B

    Immediate Report in Connection with Changes in the Share Holdings of an
     Interested Party In terms of the Regulations under the Securities Law
                    [Immediate and Periodical Reports], 1970


                                                               September 4, 2000


The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
                              Tel Aviv 65202
---------------               ---------------         ---------------
Fax: 02-6513940               Fax: 03-5105379
---------------               ---------------

     Re:  Immediate Report - Koor Industries Ltd.
          (NO. 55/2000) Company No. 52-001414-3

===================================================================================================================================
  Interested Party           Security                            Details of changes in holding of security
====================  =========================  ==================================================================================
 Name of    Identity  Securities  Name and type  Reason  Date of change  Transaction  Previous  Increase    New    Percentage after
Interested   number       No.      of security    for                       value      number    (+) or    number     transaction
  Party               registered   registered    change                                  of     decrease    of
                        on the                                                        holdings     (-)    holdings
                       Tel Aviv
                        Stock
                       Exchange
====================  =========================  ==================================================================================
                                                         Day  Month  Year                                         Capital    Voting
====================  =========================  ==================================================================================
Koor       999900010  0649012     Ordinary       11*     29    08    2000 42,150      507,232 (+)11,462
Industries                        shares NIS
Ltd.                              0.001each
====================  =========================  ==================================================================================
                                                 11*     30    08    2000 42,330              (+) 6,035
====================  =========================  ==================================================================================
                                                 11*     31    08    2000 42,660              (+) 8,118
====================  =========================  ==================================================================================
                                                 11*     03    09    2000 42,660              (+) 5,745
====================  =========================  ==================================================================================
                                                                                      507,232 (+)31,360   538,592    3.3%    ------
===================================================================================================================================

*Acquisition during regular trading

                                        Jackie Goren, Adv.